UNI CORE HOLDINGS CORPORATION

March 26, 2013

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn:  Mr. Larry Spirgel

Re:

Uni Core Holdings Corporation

Form 10-K for fiscal year ended June 30, 2012

Filed October 15, 2012

Form 10-Q for the quarterly period ended December 31, 2012

Filed February 7, 2013

File No. 0-30430

Dear Mr. Spirgle:

We are in receipt of your comment latter dated March 5, 2013.  Due to the schedules of some of the professionals assisting us, please allow us five more weeks to reply; until April 30, 2013.

Thank you in advance for this courtesy.

Yours faithfully,

For and on behalf of

Uni Core Holdings Corporation

Thomas Lee

Chief Financial Officer

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